SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 26, 2017

Commission File Number: 001-14684

Shaw Communications Inc.

(Translation of registrant’s name into English)

Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☐    Form 40-F   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shaw Communications Inc.

Date: October 26, 2017
By:/s/ Vito Culmone
	Name:	Vito Culmone
	Title:	Executive Vice President and Chief Financial Officer Shaw Communications Inc.

EXHIBIT INDEX

Exhibit No.	Description

99	SCI Press Release Wireless Announcement October 2017

MEDIA RELEASE

NETWORK UPGRADES, BIG GIG DATA PLANS, AND ICONIC DEVICES

TO MAKE FREEDOM MOBILE MORE ATTRACTIVE THAN EVER

•	Continuous improvements to Freedom Mobile’s network supports devices from most popular manufacturers

•	Network upgrades will make it easier for millions of Canadians to bring their own devices to Freedom Mobile’s LTE-Advanced network

CALGARY, October 26, 2017 – Freedom Mobile announced today that it will deploy its recently acquired spectrum to give hundreds of thousands of customers access to increased LTE data speeds while making the vast majority of existing LTE devices compatible with Freedom Mobile’s LTE-Advanced network. These network enhancements in Toronto, Vancouver, Calgary, and Edmonton will make it easier for millions of Canadians to bring their own devices to Freedom Mobile and enjoy the full benefit of its LTE-Advanced network.

“Our customers want to pair the most popular devices with a reasonably-priced, data-rich plan on a network that meets their needs,” said Jay Mehr, President, Shaw Communications. “We are making ongoing improvements in the strength and capacity of our network as part of our commitment to giving Canadians a better option when choosing their wireless service provider.”

The enhancements will improve Freedom Mobile’s LTE-Advanced network performance, especially in dense urban areas, and support nearly all LTE devices currently in use in Canada.

These latest network upgrades – specifically deploying 2500 MHz spectrum and refarming a portion of our existing AWS-1 spectrum – are already underway, and are expected to be completed by early December 2017 in Western Canada and early 2018 in the rest of Freedom Mobile’s coverage area.

Freedom Mobile’s network improvements will significantly enhance the value of its recently announced Big Gig data plans, which offer customers an unprecedented 10GB of data for only $50. Available now from Freedom Mobile, the Big Gig plans provide more data for less, with no penalties for data overages and is unlike any other plan currently being offered to Canadians.

“Our customers’ lives are data-led, and the Big Gig plans are our declaration to Canadians that we want them to use our network without fear of incurring charges for going over data caps.” Mr. Mehr said. “Data is abundant on the Freedom Mobile network, and our deployment of additional spectrum makes Freedom Mobile even more attractive for Canadians.”

More information regarding Freedom Mobile’s current LTE availability and future expansion plans, rate plans and LTE-ready devices can be found at www.freedommobile.ca/LTE.

Freedom Mobile Inc. is an indirect wholly owned subsidiary of Shaw Communications Inc. (“Shaw”).

About Shaw Communications

Shaw is an enhanced connectivity provider. Our Consumer division serves consumers with broadband Internet, Shaw Go WiFi, video and digital phone. Our Wireless division provides wireless voice and data services through an expanding and improving mobile wireless network infrastructure. The Business Network Services division provides business customers with Internet, data, WiFi, telephony and video.

Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX – SJR.B, SJR.PR.A, SJR.PR.B, NYSE – SJR, and TSXV – SJR.A). For more information, please visit www.shaw.ca.

Caution Regarding Forward-Looking Statements

Statements included in this news release that are not historic constitute forward looking statements within the meaning of applicable securities laws. Such statements include, but are not limited to: statements relating to network upgrades, device compatibility, and the attractiveness of services to subscribers. These statements are based on assumptions made by Shaw, including Freedom Mobile, that it believes are appropriate and reasonable in the circumstances, including without limit, that: the expected business and financial results for Shaw, including Freedom Mobile will be realized; there is no significant market disruption or other significant changes in economic conditions, competition or regulation; the successful completion of the network upgrades, other growth plans and the converged network solution in a timely and cost effective manner to yield the results expected for Shaw, including Freedom Mobile; and the acquired spectrum will provide expected benefits to Shaw, including Freedom Mobile and the service and compatibility offering for its customers. There is the risk that one or more of these assumptions will not prove to be accurate and this may affect the business, operational and financial expectations for Shaw, including Freedom Mobile. Undue reliance should not be placed on any forward-looking statement. Except as required by law, Shaw, including Freedom Mobile disclaims any obligation to update any forward-looking statement.

For media inquiries, please contact:

Chethan Lakshman

(403) 930-8448

chethan.lakshman@sjrb.ca